EXHIBIT 1

MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and reflect Management’s best estimates and judgements based on currently available information. The Company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

/s/ Jamie C. Sokalsky

Jamie C. Sokalsky
 Senior Vice President
and Chief Financial Officer
Toronto, Canada
February 5, 2003

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AUDITORS’ REPORT TO THE SHAREHOLDERS
OF BARRICK GOLD CORPORATION

We have audited the consolidated balance sheets of Barrick Gold Corporation as at December 31, 2002 and 2001 and the consolidated statements of income, cash flow and changes in shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in both Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in accordance with United States generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, during 2002 the Company changed its policy on accounting for deferred stripping costs, during 2001 the Company changed its policy on accounting for derivative instruments, and during 2000 the Company changed the policy on revenue recognition for gold sales.

On February 5, 2003, we reported separately to the shareholders of Barrick Gold Corporation on the financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
 Toronto, Canada
February 5, 2003

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CONSOLIDATED STATEMENTS OF INCOME (US GAAP BASIS)

Barrick Gold Corporation
For the years ended December 31, 2002, 2001 and 2000
(in millions of United States dollars, except per share data)

	2002	2001	2000

Gold sales (note 25)	$1,967	$1,989	$1,936

Costs and expenses
Operating (notes 4 and 25)	1,071	1,080	950
Amortization (note 25)	519	501	493
Administration	64	86	75
Exploration and business development	104	103	149
Merger and related costs (notes 3 and 15)	(2)	117	—
Provision for mining assets and other unusual charges (note 5)	—	59	1,627

	1,756	1,946	3,294

Interest and other income (note 6)	29	32	14
Interest expense (note 16)	(57)	(25)	(26)
Non-hedge derivative gains (losses) (note 23)	(6)	33	(5)

Income (loss) before income taxes and other items	177	83	(1,375)
Income taxes (note 7)	16	14	209

Income (loss) before cumulative effect of changes in accounting principles	193	97	(1,166)
Cumulative effect of changes in accounting principles (note 2)	—	(1)	(23)

Net income (loss) for the year	$193	$96	$(1,189)

Earnings per share data (note 8):
Net income (loss) before changes in accounting principles
Basic and diluted	$0.36	$0.18	$(2.18)
Net income (loss)
Basic and diluted	$0.36	$0.18	$(2.22)

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS (US GAAP BASIS)

Barrick Gold Corporation
For the years ended December 31, 2002, 2001 and 2000
(in millions of United States dollars)

		2001	2000
	2002	(note 2B)	(note 2B)

OPERATING ACTIVITIES
Net income (loss) for the year	$193	$96	$(1,189)
Amortization	519	501	493
Changes in capitalized mining costs	29	17	39
Provision for mining assets and other unusual charges (note 5)	—	—	1,627
Deferred income taxes (note 7)	(75)	(50)	(287)
Other items (note 28)	(77)	24	159

Net cash provided by operating activities	589	588	842

INVESTING ACTIVITIES
Property, plant and equipment	(228)	(474)	(612)
Short-term investments	159	(153)	130
(Increase) decrease in restricted cash	—	(24)	2
Purchase of mining properties (note 3)	—	—	(141)
Other	11	5	10

Net cash used in investing activities	(58)	(646)	(611)

FINANCING ACTIVITIES
Proceeds from stock options exercised	83	7	6
Long-term debt
Proceeds	—	55	236
Repayments	(25)	(152)	(187)
Dividends	(119)	(93)	(94)

Net cash used in financing activities	(61)	(183)	(39)

Effect of exchange rate changes on cash and equivalents	—	(1)	(6)
Net increase (decrease) in cash and equivalents	470	(242)	186
Cash and equivalents at beginning of year (note 27)	574	816	630

Cash and equivalents at end of year (note 27)	$1,044	$574	$816

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED BALANCE SHEETS (US GAAP BASIS)

Barrick Gold Corporation
At December 31, 2002 and 2001
(in millions of United States dollars)

	2002	2001

ASSETS
Current assets
Cash and equivalents	$1,044	$574
Short-term investments (note 10)	30	205
Accounts receivable (note 11)	72	60
Inventories and other current assets (note 12)	206	223

	1,352	1,062
Property, plant and equipment (note 13)	3,322	3,621
Capitalized mining costs	272	301
Other assets (note 14)	315	218

Total assets	$5,261	$5,202

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$164	$175
Other current liabilities (note 15)	319	308

	483	483
Long-term debt (note 16)	761	793
Other long-term obligations (note 17)	422	443
Net deferred income tax liabilities (note 18)	261	291

Total liabilities	1,927	2,010

Shareholders’ equity
Capital stock (note 19)	4,148	4,062
Deficit	(689)	(763)
Accumulated other comprehensive loss (note 9)	(125)	(107)

Total shareholders’ equity	3,334	3,192

Commitments and contingencies (note 22)

Total liabilities and shareholders’ equity	$5,261	$5,202

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board

/s/ Gregory C. Wilkins Gregory C.Wilkins Director	/s/ C. William D. Birchall C. William D. Birchall Director

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CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS) (US GAAP BASIS)

Barrick Gold Corporation
For the years ended December 31, 2002, 2001 and 2000
(in millions of United States dollars)

STATEMENT OF SHAREHOLDERS’ EQUITY

	2002	2001	2000

Common shares (number in millions)
At January 1	536	536	534
Issued for cash/on exercise of stock options	6	—	1
Issued on purchase of mining property	—	—	1

At December 31	542	536	536

Common shares (amount in millions)
At January 1	$4,062	$4,051	$4,025
Issued for cash/on exercise of stock options	86	11	9
Issued on purchase of mining property	—	—	17

At December 31	$4,148	$4,062	$4,051

Retained earnings (deficit)
At January 1	$(763)	$(766)	$517
Net income (loss)	193	96	(1,189)
Dividends	(119)	(93)	(94)

At December 31	$(689)	$(763)	$(766)
Accumulated other comprehensive loss (note 9)	$(125)	$(107)	$(95)

Total shareholders’ equity at December 31	$3,334	$3,192	$3,190

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	2002	2001	2000

Net income (loss)	$193	$96	$(1,189)
Foreign currency translation adjustments	(21)	(26)	(60)
Transfers of realized (gains) losses on derivative instruments to earnings	(21)	25	—
Change in fair value of cash flow hedges	28	—	—
Additional minimum pension liability	(2)	(5)	—
Transfers of realized (gains) losses on available-for-sale securities to earnings	4	(2)	(7)
Unrealized losses on available for sale securities	(6)	(4)	—

Comprehensive income (loss)	$175	$84	$(1,256)

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation

Tabular dollar amounts in millions of United States dollars, unless otherwise shown.
References to C$ and A$ are to Canadian and Australian dollars, respectively.

1 > NATURE OF OPERATIONS

Barrick Gold Corporation (“Barrick” or the “Company”) engages in the production and sale of gold, including related mining activities such as exploration, development, mining and processing. We also use derivative instruments in a risk management program that seeks to mitigate the effect of volatility in commodity prices, interest rates and foreign currency exchange rates on our business (refer to note 23). Our operations are mainly located in the United States, Canada, Australia, Peru, Tanzania, Chile and Argentina. They require specialized facilities and technology, and we rely on those facilities to support our production levels. The market price of gold, quantities of gold mineral reserves and gold production levels, cash operating costs, interest rates and the level of exploration expenditures are some of the things that affect our operating cash flow and profitability. Due to the global nature of our operations, we are also affected by such things as fluctuations in foreign currency exchange rates, political risk and varying levels of taxation. We seek to mitigate the risks associated with our business, but many of the factors affecting these risks are beyond our control.

2 > SIGNIFICANT ACCOUNTING POLICIES

A    Basis of presentation

 The United States dollar is the principal currency of our operations. We prepare and file our primary consolidated financial statements in United States dollars and under United States generally accepted accounting principles (“US GAAP”). We include consolidated financial statements prepared under Canadian GAAP (in United States dollars) in our Proxy Statement that we file with various Canadian regulatory authorities. Summarized below are the accounting policies under US GAAP that we consider particularly significant to us. References to the Company in these financial statements relate to Barrick and its consolidated subsidiaries. We have reclassified certain prior-year amounts to conform with the current year presentation.

The preparation of financial statements under US GAAP requires us to make estimates and assumptions that affect:

>	the reported amounts of assets and liabilities;

>	disclosures of contingent assets and liabilities; and

>	revenues and expenses recorded in each reporting period.

The most significant estimates and assumptions that affect our financial position and results of operations are those that use estimates of proven and probable gold reserves, and/or assumptions of future gold prices. Such estimates and assumptions affect:

>	the value of inventories (which are stated at the lower of average cost and net realizable value);

>	decisions as to when exploration and mine development costs should be capitalized or expensed;

>	whether property, plant and equipment and capitalized mining costs may be impaired;

>	our ability to realize income tax benefits recorded as deferred income tax assets; and

>	the rate at which we charge amortization to earnings.

We also estimate:

>	costs associated with reclamation and closure of mining properties;

>	remediation costs for inactive properties;

>	the fair values of derivative instruments; and

>	the likelihood and amounts associated with contingencies.

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We regularly review the estimates and assumptions that affect our financial statements; however, what actually happens could differ from those estimates and assumptions.

B    Accounting changes

Deferred stripping costs

Historically, we classified deferred stripping costs as part of Property, plant and equipment on our consolidated balance sheet. In 2002 we began classifying these costs as a separate line item, Capitalized mining costs. Total capitalized mining costs at December 31, 2002 were $272 million. The comparative amount at December 31, 2001, of $301 million has also been reclassified.

Also, we historically classified expenditures for stripping costs as part of purchases of property, plant and equipment in Investing activities in our consolidated statement of cash flows. In 2002, we began classifying these expenditures as part of changes in Capitalized mining costs in Operating activities. Expenditures for stripping costs for the year ended December 31, 2002 were $121 million. We also reclassified the comparative amounts for 2001 of $133 million and 2000 of $98 million. We made these changes to reflect the operating nature of stripping activities. These changes had no effect on earnings.

Accounting for derivative instruments

We adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, and Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, (collectively FAS 133), on January 1, 2001. On adoption, we recorded the fair value of derivative instruments as follows:

	Carrying
At January 1, 2001	amount	Fair value	Adjustment

	Asset (liability)		Loss

Hedge derivatives
Purchased gold call options	$44	$5	$(39)[1]
Non-hedge derivatives
Written gold call options and total return swaps	$(42)	$(42)	—
Other derivatives	$—	$(3)	$(3)[2]

[1]	Recorded in Other Comprehensive Income (OCI), net of tax benefits of $4 million. We also reclassified into OCI deferred gains on hedge contracts that had been closed out in previous years that totaled $35 million.

[2]	Recorded as a cumulative effect accounting change in earnings, net of tax benefits of $2 million.

Revenue recognition

 In 2000 we implemented Staff Accounting Bulletin No. 101 (“SAB 101”), Revenue Recognition. Under SAB 101, we recognize revenue when we deliver gold bullion to counterparties. Previously, we recognized revenue when gold was in doré form, under long-standing industry practice. The effect of this change was to increase our net loss by $25 million in 2000, including the cumulative effect of $23 million, and basic net loss per share by $0.04.

C    Basis of consolidation

 These consolidated financial statements include the accounts of Barrick and its subsidiaries. Intercompany transactions and balances are eliminated upon consolidation. We control our subsidiaries through existing majority voting interests. Under long-standing practice for extractive industries, we present our proportionate interest in the assets, liabilities, revenues, expenses and cash flows of unincorporated joint ventures in our financial statements.

D    Foreign currency translation

 The functional currency of all our operations, except for our Argentinean operations where it is the Argentinean peso, is the United States dollar (“the US dollar”). Except for our Argentinean operations, we remeasure balances into US dollars as follows:

>	non-monetary assets and liabilities using historical rates;

>	monetary assets and liabilities using period-end exchange rates; and

>	income and expenses using average exchange rates, except for expenses related to assets and liabilities remeasured at historical exchange rates.

Gains and losses arising from remeasurement of foreign currency financial statements into US dollars, and from foreign currency transactions, are included in earnings.

For our Argentinean operations, we translate assets and liabilities into US dollars using period-end exchange rates; and revenues and expenses using average rates. We record the resulting translation adjustments in a cumulative translation adjustments account in Other Comprehensive Income (OCI), a part of shareholders’ equity.

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After the merger with Homestake in 2001, various changes in economic facts and circumstances led us to conclude that the functional currency of certain of its operations is the United States dollar and not the local currency. These changes included the denomination of selling prices for gold production, and more use of United States dollar financing.

For periods before January 1, 2002, the financial statements of those operations were translated as follows: assets and liabilities using period-end exchange rates; and revenues and expenses at average rates. Translation adjustments were included in OCI.

E    Other significant accounting policies

 Other aspects of our financial statements including our other significant accounting policies, and the note and page where they can be found are:

	Note	Page

Business combinations and property acquisitions	3	71
Operating costs	4	72
Provision for mining assets and other unusual charges	5	72
Interest and other income	6	72
Income taxes	7	73
Earnings per share	8	73
Comprehensive income	9	74
Investments	10	74
Accounts receivable and revenue recognition	11	75
Inventories	12	75
Property, plant and equipment	13	76
Other assets	14	76
Other current liabilities	15	77
Long-term debt	16	77
Reclamation and closure costs	17	78
Other post-retirement benefits	17	78
Deferred income taxes	18	79
Capital stock	19	80
Stock options	20	80
Restricted stock units	20	82
Pension plans	21	82
Contingencies	22	83
Derivative instruments	23	86
Fair value of financial instruments	24	92
Segment information	25	93
Joint ventures	26	95
Cash and equivalents	27	95

F    Recently issued accounting pronouncements

FAS 143, Accounting for asset retirement obligations

 In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. FAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When a liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, a liability is increased each period to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, we will record any gain or loss that occurs. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. On adoption of FAS 143 in our balance sheet we will record an increase in property, plant and equipment by $39 million; an increase in other long-term obligations by $32 million; and an increase in deferred income tax liabilities by $3 million. A $4 million credit for the cumulative effect of this change will be recorded in the income statement.

FAS 146, Accounting for costs associated with exit or disposal activities

 In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (FAS 146). FAS 146 addresses issues relating to the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities.

FAS 146 requires that the initial liability for costs associated with exit and disposal activities be measured at fair value. It prohibits the recognition of a liability based solely on an entity’s commitment to a plan, and requires that the liability for costs associated with exit and disposal activities be re-evaluated each subsequent reporting period. FAS 146 requires costs for which a liability is not recorded expensed as incurred, even

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if those costs are incremental to other operating costs and will be incurred as a direct result of the plan. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002. Retroactive application of FAS 146 is prohibited, so liabilities recognized prior to the initial application of FAS 146 will continue to be accounted for under existing guidance.

FAS 148, Accounting for stock-based compensation – transition and disclosure

 In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FAS 123 (FAS 148). FAS 148 provides additional transition guidance for companies that elect to voluntarily adopt the fair value accounting provisions of FAS 123. FAS 148 does not change the provisions of FAS 123 that permit companies to continue to apply the intrinsic value method under APB 25, the method which we use.

FAS 148 requires certain new disclosures that are incremental to those under FAS 123. Those disclosures are intended to overcome concerns about the potential lack of comparability arising from the FASB’s decision to permit multiple transition methods. We adopted the annual disclosure provisions of FAS 148 in these financial statements.

FIN 45, Guarantor’s accounting and disclosure requirements for guarantees

 In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees (FIN 45). FIN 45 clarifies the requirements of Statement No. 5, Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for these financial statements, but the provisions for recognition and measurement are effective only for guarantees that are issued or modified after December 31, 2002.

3 > BUSINESS COMBINATIONS AND PROPERTY ACQUISITIONS

A Homestake Mining Company

 On December 14, 2001, a wholly-owned subsidiary of Barrick merged with Homestake Mining Company (“Homestake”). Under the terms of the merger agreement, we issued 139.5 million Barrick common shares in exchange for all the outstanding common shares of Homestake, using an exchange ratio of 0.53:1. The merger was accounted for as a pooling-of-interests. The consolidated financial statements give retroactive effect to the merger, with all periods presented as if Barrick and Homestake had always been combined.

In 2001, we recorded charges for merger-related costs totaling $117 million ($107 million after tax). These costs included transaction costs of $32 million for investment banking, legal, accounting and other costs directly related to the merger. They also include integration and restructuring costs of $85 million, mainly for employee termination costs.

B    Pangea Goldfields Inc.

 On July 27, 2000, we acquired Pangea Goldfields Inc.,decision an exploration company, for cash of $131 million. We accounted for the acquisition as a purchase, and assigned values of $140 million to total assets acquired, including $16 million in cash and $9 million to liabilities acquired.

C    Round Mountain Mine

 On July 1, 2000, we acquired a further 25% interest in the Round Mountain Mine for $43 million, increasing our ownership interest from 25% to 50%. The purchase consideration consisted of 1.4 million newly issued common shares and cash of $26 million. We accounted for the transaction as a purchase, and allocated $3 million to working capital, $45 million to property, plant and equipment and $5 million to reclamation obligations.

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4 > OPERATING COSTS

For the years ended December 31	2002	2001	2000

Cost of goods sold	$964	$944	$841
Amortization of capitalized mining costs	150	150	137
By-product revenues	(119)	(112)	(111)
Royalty expenses	37	39	42
Production taxes	5	5	6
Reclamation and closure costs	34	54	35

	$1,071	$1,080	$950

A    Amortization of capitalized mining costs

 We charge most mine operating costs to inventory as incurred. However, we defer and amortize certain mining costs associated with open-pit deposits that have diverse ore grades and waste-to-ore ton ratios over the mine life. These mining costs arise from the removal of waste rock at our open-pit mines, and we commonly refer to them as “deferred stripping costs.” We record amortization of amounts deferred based on a “stripping ratio” using the units-of-production method. This accounting method results in the smoothing of these costs over the life of mine, rather than expensing them as incurred. Some mining companies expense these costs as incurred, which may result in the reporting of greater volatility in period to period results of operations. The application of our deferred stripping accounting policy in 2002 resulted in an increase in operating costs of $29 million compared to actual costs incurred (2001 – $17 million increase, 2000 – $39 million increase). Capitalized mining costs represent the excess of costs capitalized over amortization recorded, although it is possible that a liability could arise if cumulative amortization exceeds costs capitalized. The carrying amount of Capitalized mining costs is included with related mining property, plant and equipment for impairment testing purposes.

Average stripping ratios1

For the years ended December 31	2002	2001	2000

Betze-Post (Goldstrike)	112:1	98:1	98:1
Pierina	48:1	21:1	19:1

[1]	The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable proven and probable gold reserves.

The average remaining life of the above-mentioned open-pit mine operations for which we capitalize mining costs is 9 years. The full amount of stripping costs incurred will be expensed by the end of the mine lives.

B    Royalties

 Most of our properties are subject to royalty obligations based on minerals production at the properties, under various methods of calculation. The most significant royalties are at Goldstrike, Bulyanhulu and Pascua-Lama. Most Goldstrike production is subject to a net smelter return (NSR) or net profits interest (NPI) royalty payable on the value of mineral production. The highest Goldstrike royalties are a 5% NSR and a 6% NPI. Bulyanhulu is subject to an NSR-type royalty of 3%. A part of Pascua-Lama gold production will be subject to a gross proceeds sliding scale royalty, ranging from 1.5% to 10%, and a 2% NSR royalty on copper production. Another part of Pascua-Lama is subject to a 3% NSR royalty on extraction of all gold, silver, and other ores.

5 > PROVISION FOR MINING ASSETS AND OTHER UNUSUAL CHARGES

For the years ended December 31	2002	2001	2000

Provision for mining assets	$—	$—	$1,600[1]
Inmet litigation (note 22)	—	59	—
Other	—	—	27

	$—	$59	$1,627

[1]	In 2000, we completed a review of our property, plant and equipment that was mainly triggered by the level of gold prices at the time, using the policy described in note 13C. As a result, we reduced the carrying values of various assets to their estimated fair values. The review was triggered by a number of events, including our long-term view of the price of gold at the time of the review. We recorded a $1.6 billion non-cash provision to write down various assets, including the Pascua-Lama Project in Chile and Argentina; the Pierina property in Peru and certain exploration properties; low-grade stockpile inventories and the carrying amount of our SJ royalty claims at the Betze-Post Mine in the United States; and the Bousquet Mine in Canada.

6 > INTEREST AND OTHER INCOME

For the years ended December 31	2002	2001	2000

Interest income	$28	$36	$49
Foreign currency translation gains (losses)	2	(10)	(18)
Other	(1)	6	(17)

	$29	$32	$14

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7 > INCOME TAXES

For the years ended December 31	2002	2001	2000

Current
Canada	$(44)	$(14)	$(23)
Foreign	(15)	(22)	(55)

	(59)	(36)	(78)

Deferred (note 18)
Canada	45	74	68
Foreign	30	(24)	219

	75	50	287

Income taxes	$16	$14	$209

Because we operate in a specialized industry and in several tax jurisdictions, our income is subject to varying rates of taxation. Major items causing our income tax rate to differ from the Canadian federal statutory rate of 38% are:

For the years ended December 31	2002	2001	2000

Income tax (expense) credit based on statutory rate	$(67)	$(32)	$523
(Increase) decrease resulting from:
Resource and depletion allowances	12	11	29
Earnings in foreign jurisdictions at different tax rates	67	84	76
Provision for mining assets	—	—	(331)
Non-deductible expenses	(9)	(56)	(35)
Changes in valuation allowance	(43)	(45)	27
Outcome of income tax uncertainties	22	—	—
Other	34	52	(80)

Income tax credit	$16	$14	$209

The main temporary differences and their tax effects are:
Amortization	$52	$21	$8
Reclamation costs	(4)	(8)	8
Net operating losses	22	37	19
Provision for mining assets	—	—	267
Other	5	—	(15)

	$75	$50	$287

8 > EARNINGS PER SHARE
 We compute basic earnings per share by dividing net income or loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options. In periods where a net loss is reported, such as in 2000, basic and diluted loss per share are the same because the effect of the exercise of stock options would be anti-dilutive.

The weighted-average number of common shares outstanding for the year was 541 million shares (2001 – 536 million shares, 2000 – 535 million shares). The number of shares for the diluted net income per share calculation was 541 million shares (2001 – 538 million shares, 2000 – 535 million shares).

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9 > COMPREHENSIVE INCOME (LOSS)

Comprehensive income consists of net income or loss and other gains and losses that are excluded from net income or loss. Other gains and losses consist mainly of gains and losses on derivative instruments accounted for as cash flow hedges; unrealized gains and losses on investments; and foreign currency translation adjustments.

Parts of comprehensive income (loss)

For the years ended December 31	2002		2001		2000

	Pre-tax	Tax expense	Pre-tax	Tax expense	Pre-tax	Tax expense
	amount	(credit)	amount	(credit)	amount	(credit)

Foreign currency translation adjustments	$(21)	$—	$(26)	$—	$(60)	$—
Transfers of realized (gains) losses on derivative instruments to earnings	(25)	4	29	(4)	—	—
Change in fair value of cash flow hedges	49	(21)	—	—	—	—
FAS 133 transition adjustment (note 2)	—	—	(4)	4	—	—
Additional minimum pension liability	(2)	—	(5)	—	—	—
Transfers of realized (gains) losses on available-for-sale securities to earnings	4	—	(2)	—	(7)	—
Unrealized losses on available-for-sale securities	(6)	—	(4)	—	—	—

	$(1)	$(17)	$(12)	$—	$(67)	$—

Accumulated other comprehensive loss (OCI)

At December 31	2002			2001

	Pre-tax	Tax		Pre-tax	Tax
	amount	credit	Total	amount	credit	Total

Foreign currency translation adjustments	$(144)	$—	$(144)	$(123)	$—	$(123)
Derivative instruments	49	(17)	32	29	(4)	25
Additional minimum pension liability	(7)	—	(7)	(5)	—	(5)
Unrealized losses on available-for-sale securities	(6)	—	(6)	(4)	—	(4)

	$(108)	$(17)	$(125)	$(103)	$(4)	$(107)

10 > SHORT-TERM INVESTMENTS

Available-for-sale securities

At December 31	2002		2001

	Fair	Losses	Fair	Losses
	value	in OCI	value	in OCI

Commercial paper and term deposits[1]	$—	$—	$159	$—
Fixed-income securities[2]	7	—	14	—

Total debt securities	7	—	173	—
Equity securities[2]	23	6	32	4

	$30	$6	$205	$4

[1]	As part of our cash management program, we invest in commercial paper and term deposits with initial maturities in excess of three months, but less than one year.

[2]	Under a deferred compensation plan for certain former Homestake executives we hold a portfolio of marketable fixed-income and equity securities. Short-term investments, which are all classified as available-for-sale, are carried at fair value with unrealized gains and losses, net of tax effects recorded in OCI, a part of shareholders’ equity. The fair value of investments is determined by quoted market prices. We recognize in earnings all declines in fair value judged to be other than temporary. During the three years ended December 31, total proceeds from the sale of short-term investments were: 2002 – $223 million; 2001 – $24 million;and 2000 – $26 million. For purposes of calculating realized gains and losses, we use the average cost of securities sold.

74	B A R R I C K A N N U A L R E P O R T 2 0 0 2

Realized gains and losses on investments

For the years ended December 31	2002	2001	2000

Gains	$—	$2	$7
Losses	$4	$—	$—

11 > ACCOUNTS RECEIVABLE

At December 31	2002	2001

Amounts due from customers	$30	$38
Taxes recoverable	12	11
Other	30	11

	$72	$60

Amounts due from customers

We recognize revenue from the sale of gold and by-products when the following conditions are met:

> persuasive evidence of an arrangement exists;

> delivery has occurred under the terms of the arrangement;

> the price is fixed or determinable; and

> collectibility is reasonably assured.

For gold bullion sold under forward sales contracts or in the spot market, we recognize revenue on transfer of title to the gold to counterparties.

Our Eskay Creek and Bulyanhulu mines produce ore and concentrate containing both gold and silver. Our concentrate sales contracts with third-party smelters provide for final gold and silver pricing in a specified future period based on spot market metals prices. We record revenues under these contracts based on the forward gold and silver prices at the time of shipment, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in embedded derivatives, because of the difference between the recorded one-month forward price and the final settlement price. These embedded derivatives are adjusted to fair value through non-hedge derivative gains and losses in earnings each period until the date of final gold and silver pricing.

At December 31, 2002, we had outstanding concentrate sales contracts for 865,000 ounces of silver recorded at an average price of $4.52 per ounce and 35,000 ounces of gold recorded at an average price of $323 per ounce.

The fair value of the embedded derivatives at December 31, 2002, was $1 million (positive), and is recorded on the balance sheet in other derivative assets.

Revenue from the sale of by-products such as silver and copper is credited against operating costs.

12 > INVENTORIES AND OTHER CURRENT ASSETS

At December 31	2002	2001

Gold in process and ore in stockpiles	$100	$134
Mine operating supplies	59	57
Derivative assets (note 23)	37	17
Prepaid expenses	10	15

	$206	$223

Gold in process and ore in stockpiles

We record gold in process, ore in stockpiles and mine operating supplies at the lower of average cost and net realizable value. For gold in process and ore in stockpiles, cost includes materials and labor as well as an allocation of amortization of property, plant and equipment.

Gold in process and ore in stockpiles excludes $61 million (2001 – $46 million) of stockpiled ore that we do not expect to process in the next 12 months. This amount is included in other assets. We process ore in stockpiles under a life of mine plan that is intended to optimize use of our known mineral reserves, present plant capacity and pit design. Historically, the market price of gold has not significantly affected the timing of processing of ore in stockpiles.

Our Goldstrike property is the only one that has significant stockpiled ore. The stockpiles consist of two ore types: ore that will require autoclaving, and ore that will require roasting. Processing of roaster ore commenced on start-up of the roaster facility in 2000. We are now processing ore from both the autoclave and roaster stockpiles. We expect to fully process the autoclave stockpile by 2009 and the roaster stockpile by 2016.

B A R R I C K A N N U A L R E P O R T 2 0 0 2	75

13 > PROPERTY, PLANT AND EQUIPMENT

At December 31	2002	2001

Property acquisition and mine development costs	$4,233	$4,448
Buildings, plant and equipment	2,812	2,824

	7,045	7,272
Accumulated amortization	(3,723)	(3,651)

	$3,322	$3,621

A    Property acquisition and mine development costs

We capitalize payments for the acquisition of land and mineral rights. After acquisition, a number of things affect the recoverability of the cost of land and mineral rights, and in particular the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget.

We capitalize mine development costs on our properties after proven and probable reserves have been found. Before finding proven and probable reserves, costs are considered exploration costs, which are expensed as incurred.

We start amortizing capitalized costs when production begins. Amortization is calculated using the units-of-production method based on the estimated recoverable ounces of gold in proven and probable reserves.

We capitalize financing costs, including interest, relating to mine development costs while development or construction activities at the properties are in progress. Capitalization occurs without restriction to specific borrowings. We stop capitalizing financing costs when the asset or mine is substantially complete and ready for its intended use.

B    Buildings, plant and equipment

We record buildings, plant and equipment at cost and amortize them net of their residual value, using the straight-line method over their estimated useful lives. The longest estimated useful life for buildings and mill equipment is 25 years and for mine equipment 15 years.

We expense repairs and maintenance expenditures as incurred. We capitalize major improvements and replacements that increase productive capacity or extend the useful life of an asset, and amortize them over the remaining estimated useful life of the related asset.

C    Property evaluations

We review and test the carrying amounts of our mineral properties and related buildings, plant and equipment when events or changes in circumstances suggest that the carrying amount may not be recoverable. If we have reason to suspect an impairment may exist, we prepare estimates of future net cash flows that we expect to generate for the related asset or group of assets. The cash flow estimates are based on:

> estimated recoverable ounces of gold (considering proven and probable mineral reserves);

> estimated future commodity prices (considering historical and current prices, price trends and related factors); and

> expected future operating costs, capital expenditures and reclamation expenditures.

We record a reduction of the assets or group of assets to their estimated fair value as a charge to earnings, if the estimated future net cash flows are less than the carrying amount. We calculate fair value by discounting the estimated future net cash flows using a discount factor. The discount factor is our estimate of the risk-adjusted rate used to determine the fair value of our mining properties in a transaction between willing buyers and sellers.

14 > OTHER ASSETS

At December 31	2002	2001

Ore in stockpiles (note 12)	$61	$46
Taxes recoverable	35	40
Derivative assets (note 23)	78	40
Deferred income tax assets (note 18)	45	—
Note receivable	14	17
Restricted cash	8	12
Debt issue costs	11	11
Deferred stock compensation (note 20B)	5	8
Prepaid pension asset (note 21)	7	5
Other	51	39

	$315	$218

76 B A R R I C K A N N U A L R E P O R T 2 0 0 2

15 > OTHER CURRENT LIABILITIES

At December 31	2002	2001

Current part of reclamation and closure obligations (note 17)	$53	$80
Merger and related costs[1]	3	65
Litigation (note 22)	58	56
Derivative liabilities (note 23)	28	13
Income taxes payable	52	43
Pension benefits (notes 17 and 21)	9	1
Current part of long-term debt (note 16)	20	9
Deferred revenue[2]	35	30
Other	61	11

	$319	$308

[1]	In 2002, cash payments of merger and related costs totaled $50 million. Other amounts totaling $10 million were settled through pension plan benefit enhancements. Excess accruals totaling $2 million have been recorded in 2002 earnings.

[2]	Deferred revenue will be recorded in earnings in: 2003 - $17 million; 2004 - $7 million; 2005 - $4 million; 2010 - $7 million.

16 > LONG-TERM DEBT

At December 31	2002	2001

Debentures	$504	$500
Project financing - Bulyanhulu	194	200
Variable rate bonds	80	80
Capital leases	3	22

	781	802
Current part	(20)	(9)

	$761	$793

Interest expense

For the years ended December 31	2002	2001	2000

Interest incurred	$59	$67	$70
Less: capitalized	(2)	(42)	(44)

Interest expense	$57	$25	$26

A    Debentures

On April 22, 1997, we issued $500 million of redeemable, non-convertible debentures. The debentures bear interest at 7.5% per annum, payable semi-annually, and mature on May 1, 2007. In 2002, we entered into interest-rate swap contracts as a fair value hedge of our interest rate risk exposure on $250 million of the debentures, effectively converting them to floating-rate debt instruments (note 23). Under the swaps, we receive fixed-rate interest receipts at 7.5% in exchange for floating-rate interest payments of LIBOR plus a credit spread of 4.0%, which resulted in an effective rate of 5.7%.

B    Project financing - Bulyanhulu

One of our wholly-owned subsidiaries, Kahama Mining Corporation Ltd. in Tanzania, has a limited recourse amortizing loan for $194 million. We guaranteed the loan until completion, which occurred in March 2003. After completion, the loan became non-recourse. The loan is insured for political risks equally by branches of the Canadian government and the World Bank. The interest rate, inclusive of political risk insurance premiums, is LIBOR plus 2.6% before completion, and increases after completion to about LIBOR plus 3.6%. The effective interest rate for 2002, including amortization of debt-issue costs and political risk insurance, was 7.2% (2001 - 7.3%, 2000 - 9.2%). The effective interest rate includes payments made under a receive-floating, pay-fixed interest-rate swap which matches the loan principal over the term to repayment and through this we have fixed the rate for the term of the debt at 7%.

Scheduled repayments for each of the next five years are: 2003 - $20 million, 2004 - $24 million, 2005 - $31 million, 2006 - $34 million, 2007 - $34 million, 2008 and thereafter - $51 million.

C    Variable rate bonds

Certain of our wholly-owned subsidiaries have issued variable rate, tax-exempt bonds of $17 million (due 2004), $25 million (due 2029) and $38 million (due 2032) for a total of $80 million. We pay interest monthly on the bonds based on variable short-term, tax-exempt obligation rates. The average interest rate for 2002 was 1.4% (2001 - 1.9%). No principal repayments are due until cancellation, redemption or maturity.

D    Credit facilities

We have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1 billion or the equivalent amount in Canadian currency. We renewed the Credit Agreement on April 29, 2002 for another five-year term. The Credit Agreement, which is unsecured, matures in April 2007 and has an interest rate of LIBOR plus 0.27% to 0.35% when used, and an annual fee of 0.08%. We have not drawn any amounts under the Credit Agreement.

B A R R I C K A N N U A L R E P O R T 2 0 0 2	77

17 > OTHER LONG-TERM OBLIGATIONS

At December 31	2002	2001

Reclamation and closure costs	$249	$267
Pension benefits (note 21)	55	62
Other post-retirement benefits	28	32
Derivative liabilities (note 23)	58	60
Restricted stock units (note 20)	7	8
Other	25	14

	$422	$443

A    Reclamation and closure costs

We accrue estimates of future reclamation and closure costs at active mines over the life of the mines as revenue is recognized. Each period we expense an amount calculated using the units-of-production method based on the latest estimates of future reclamation and closure costs and recoverable ounces of gold contained in proven and probable reserves. After closure we record changes in estimates of reclamation and closure costs in earnings at the time of revision. Our accounting policy for reclamation and closure costs will change on adoption of FAS 143 in 2003 (refer to note 2). At December 31, 2002, accrued costs at inactive mines totaled $169 million (2001 - $250 million).

Estimates of reclamation and closure costs reflect:

> work that is required under applicable laws and regulations;

> obligations under existing permits; and

> where applicable, government mandated assumptions and methodologies.

We estimate that future reclamation and closure costs under present environmental regulations are $461 million. The major parts of this $461 million estimate are for: tailing and heap leach pad closure/rehabilitation - $83 million; demolition of buildings/mine facilities - $121 million; ongoing water treatment - $67 million; ongoing monitoring and care and maintenance - $129 million; and other costs - $61 million. At December 31, 2002, we had accrued a total of $302 million (2001 - $347 million), including the current part of $53 million.

B    Other post-retirement benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits, under which all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred. We amortize the deferred amounts when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation at the beginning of the year. The amortization period is the average remaining life expectancy of participants. For 2002, we recorded a benefit expense of $nil (2001 - $2 million credit, 2000 - $1 million expense).

We have assumed a health care cost trend of 7% in 2002, 7.5% in 2001 and 8% in 2000, decreasing ratability to 5% in 2006 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2002 would have increased or decreased the post-retirement benefit obligation by $2 million and would have had no significant effect on the benefit expense for 2002.

78 B A R R I C K A N N U A L R E P O R T 2 0 0 2

18 > DEFERRED INCOME TAXES

Net deferred income tax liabilities

At December 31	2002	2001

Assets
Operating loss carryforwards	$389	$312
Reclamation and closure costs	82	81
Property, plant and equipment	93	32
Post-retirement benefit plan obligations	46	48
Alternative minimum tax credit carryforwards	110	111
Other	43	61

Gross deferred tax assets	763	645
Valuation allowances	(476)	(433)

Net assets	287	212
Liabilities
Property, plant and equipment	(487)	(444)
Other	(16)	(59)

	$(216)	$(291)

Net deferred income tax liabilities consist of:
Non-current assets (note 14)	45	—
Non-current liabilities	(261)	(291)

	$(216)	$(291)

A    Recognition and Measurement

We recognize deferred income tax assets and liabilities for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. We measure deferred income tax assets and liabilities using enacted rates that apply to the years when we expect to recover or settle the temporary differences. Our income tax expense or recovery includes the effects of changes in our deferred income tax assets and liabilities. We reduce deferred income tax assets by a valuation allowance if we decide it is more likely than not that some or all of the assets will not be realized.

We measure and recognize deferred income tax assets and liabilities based on: our interpretation of relevant tax legislation; our tax planning strategies; estimates of the tax bases of individual assets and liabilities; and the deductibility of expenditures for income tax purposes. We will recognize the effects of changes in our assessment of these estimates and factors when they occur.

We have not recorded deferred income taxes relating to undistributed earnings of foreign subsidiaries that are indefinitely invested. Undistributed earnings amounted to about $1,251 million at December 31, 2002, and $1,499 million at December 31, 2001. If the undistributed earnings of those foreign subsidiaries were not indefinitely invested, a deferred income tax liability of $63 million at December 31, 2002, and $75 million at December 31, 2001, would be recorded.

Operating loss carryforwards amount to $1,456 million, of which $1,032 million do not expire and $424 million expire at various times over the next 20 years. Alternative minimum tax credit carryforwards amount to $110 million and do not expire.

Our income tax returns for the major jurisdictions where we operate have been fully examined through the following years: Canada - 1997, United States - 1998 and Peru - 2000. Other than the matter described in note 22C relating to interest and penalties associated with a Peruvian tax assessment, we are not aware of any tax matters outstanding in any country in which we operate that could potentially have a material adverse effect on our financial position or results of operations.

B    Valuation allowances

Because we operate in multiple tax jurisdictions, we consider the need for a valuation allowance on a country-by-country basis, taking into account the effects of local tax law. When a valuation allowance is not recorded, we believe that there is sufficient positive evidence to support this conclusion.

When facts or circumstances change, we record an adjustment to a valuation allowance to reflect the economic effects of the change. The main factors that affect the amount of a valuation allowance are:

> expected levels of future taxable income;

> opportunities to implement tax plans that affect whether tax assets can be realized; and

> the nature and amount of taxable temporary differences.

Levels of taxable income are affected by, among other things, prevailing gold prices; cash operating costs; changes in proven and probable gold reserves; and changes in interest rates and foreign currency exchange rates. It is reasonably possible that circumstances could occur resulting in a material change in the valuation allowances.

B A R R I C K A N N U A L R E P O R T 2 0 0 2	79

19 > CAPITAL STOCK

A    Authorized capital

Our authorized capital stock includes an unlimited number of common shares, 9,764,929 First preferred shares, Series A (issued nil); 9,047,619 Series B (issued nil); 1 Series C special voting share (issued 1); and 14,726,854 Second preferred shares Series A (issued nil).

B    Homestake Canada Inc. (“HCI”) Exchangeable Shares

In connection with a 1998 acquisition, HCI issued 11.1 million HCI exchangeable shares. Each HCI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. At December 31, 2002, 1.6 million (2001 - 3 million) HCI exchangeable shares were outstanding, which are equivalent to 0.8 million Barrick common shares (2001 - 1.6 million common shares). The equivalent common share amounts are reflected in the number of common shares outstanding.

At any time on or after December 31, 2008, or when fewer than 1.4 million HCI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding HCI exchangeable share for 0.53 of a Barrick common share.

Summarized financial information for HCI

For the years ended December 31	2002	2001	2000

Total revenues and other income	$203	$175	$203
Less: costs and expenses	191	281	233

Income (loss) before taxes	$12	$(106)	$(30)

Net loss	$(1)	$(84)	$(30)

At December 31	2002	2001

Assets
Current assets	$91	$43
Non-current assets	236	345

Total assets	$327	$388

Liabilities and Shareholder’s equity
Other current liabilities	75	76
Notes payable	407	416
Other long-term liabilities	18	12
Deferred income taxes	122	121
Shareholders’ equity	(295)	(237)

	$327	$388

C    Dividends

In 2002, we declared and paid dividends in US dollars totaling $0.22 per share (2001 - $0.22 per share, 2000 - $0.22 per share).

20 > EMPLOYEE STOCK-BASED COMPENSATION

A    Common stock options

At December 31, 2002, 22 million common stock options were outstanding, expiring at various dates to December 2, 2012. The exercise price of the options is set at our closing share price on the day before the grant date. They vest over four years at a rate of one quarter each year, beginning in the year after granting, and are exercisable over 10 years. At December 31, 2002, 5 million (2001 - 9 million, 2000 - 6 million) common shares, in addition to those currently outstanding, were available for granting options.

Besides the common stock options in the table on page 81, we are obliged to issue about 0.5 million common shares (2001 - 0.7 million common shares) in connection with outstanding stock options assumed as part of the Sutton acquisition. The options have an average exercise price of C$19.68 (2001 - C$19.34) and an average remaining term of three years (2001 - four years).

80 B A R R I C K A N N U A L R E P O R T 2 0 0 2

Stock option activity (shares in millions)

	2002		2001		2000

	Shares (number)	Average price	Shares (number)	Average price	Shares (number)	Average price

C$ options
At January 1	19		22		21
Granted	6	$24.71	1	$24.32	5	$24.24
Exercised	(4)	$24.79	—	$22.77	—	$22.95
Cancelled or expired	(2)	$33.99	(4)	$29.66	(4)	$32.77

At December 31	19		19		22

US$ options
At January 1	6		4		3
Granted	—	—	2	$9.03	1	$13.72
Exercised	(2)	$11.99	—	$13.44	—	—
Cancelled or expired	(1)	$25.10	—	$26.10	—	$29.45

At December 31	3		6		4

Stock options outstanding (shares in millions)

	Outstanding			Exercisable

Range of exercise prices	Shares (number)	Average price	Average life (years)	Shares (number)	Average price

C$ options
$22.55 - $31.05	17	$25.43	8	7	$26.73
$31.25 - $44.25	2	$39.46	4	2	$39.84

	19		8	9

US$ options
$8.96 - $17.68	2	$12.24	5	1	$13.62
$17.75 - $40.66	1	$25.22	2	1	$25.47

	3		4	2

Under APB 25, we recognize compensation cost for stock options in earnings based on the excess, if any, of the quoted market price of the stock at the grant date of the award over the option exercise price. Generally, the exercise price for stock options granted to employees equals the fair market value of our common stock at the date of grant, resulting in no compensation cost.

FASB Statement No. 123 (Accounting for Stock-Based Compensation) (FAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) (APB 25) and its related interpretations, and to provide disclosures of the pro forma effects of adoption had we recorded compensation expense under the fair value method.

Option value information

For the years ended December 31
(per share and option amounts in dollars)

	2002	2001	2000

Fair value per option	$6.40	$5.10	$5.90
Valuation assumptions:
Expected option term (years)	6	10	6
Expected volatility	40%	30%	30%
Expected dividend yield	1.4%	1.4%	1.4%
Risk-free interest rate	5.0%	5.5%	6.0%

Pro forma effects
Net income (loss), as reported	$193	$96	$(1,189)
Stock-option expense	(21)	(31)	(30)

Pro forma net income (loss)	$172	$65	$(1,219)

Net income (loss) per share:
As reported[1]	$0.36	$0.18	$(2.22)
Pro forma[1]	$0.32	$0.12	$(2.28)

[1]	Basic and diluted.

B A R R I C K A N N U A L R E P O R T 2 0 0 2 81

B    Restricted stock units

In 2001, we put in place a restricted stock unit incentive plan (RSU Plan). Under the RSU Plan, a participant is granted a number of RSUs, where each unit has a value equal to one Barrick common share at the time of grant. Each RSU, which vests and will be paid out on the third anniversary of the date of grant, has a value equivalent to the market price of a Barrick common share. RSUs are recorded at their fair value on the grant date, with a corresponding amount recorded as deferred compensation that is amortized on a straight-line basis over the vesting period. Changes in the fair market value of the units during the vesting period are recorded, with a corresponding adjustment to the carrying amount of deferred compensation. Compensation expense for the year ended December 31, 2002 was $3 million (2001 - $nil). At December 31, 2002, the weighted average contractual life was two years. At December 31, 2002, the fair value of outstanding RSUs was $7 million and is included in other long-term obligations.

RSU activity

	RSUs	Fair value per
	(in thousands)	unit (in dollars)

Balance at December 31, 2000	—	$—
Granted	495	15.49

Balance at December 31, 2001	495	15.95
Cancelled	(30)	19.74

Balance at December 31, 2002	465	$15.41

21 > PENSION PLANS

A    Defined benefit pension plans

We have various qualified defined benefit pension plans that cover certain of our United States employees and provide benefits based on employees’ years of service. Our policy for these plans is to fund, at a minimum, the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members under the Employee Retirement Income Security Act of 1974. Independent trustees administer assets of the plans, which are invested mainly in fixed-income securities and equity securities.

As well as the qualified plans, we have nonqualified defined benefit pension plans covering certain employees and a director of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The diversified assets held in this trust, which include cash of $1 million and short-term investments of $30 million are recorded in our consolidated balance sheet and accounted for under our accounting policies for such assets. At December 31, 2002, the fair value of assets held in the trust was $31 million (2001 - $47 million).

Our pension expense includes the cost of employee benefits earned in the year, interest expense on the accrued benefit obligation, the expected return on the market value of plan assets, and amortization of deferred actuarial gains and losses.

Actuarial gains and losses arise when the actual return on plan assets for a period differs from the expected return on plan assets for that period, and when actual experience causes the expected and actuarial accrued benefit obligations to differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of participants.

82 B A R R I C K A N N U A L R E P O R T 2 0 0 2

Pension expense

For the years ended December 31	2002	2001	2000

Expected return on plan assets	$(17)	$(21)	$(21)
Service cost for benefits earned	3	4	3
Interest cost on benefit obligation	16	16	17
Prior service cost	—	1	1
Actuarial gains	(1)	(2)	(1)
Special termination charges[1]	—	39	10
Effect of curtailments/settlements	1	(4)	2

	$2	$33	$11

[1]	In 2001, the planned closure of certain mine sites caused some terminated employees at the sites to receive extra pension entitlements. As well, certain employees with change of control clauses in their employment agreements became entitled to enhanced pension benefits on the closing of the merger. We recorded a charge of $39 million included in merger and related costs to reflect the impact of these events. In 2000, we recorded a charge of $10 million for special termination benefits arising due to the closure of the Homestake mine in provisions for mining assets and other unusual charges.

B    Defined contribution pension plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans was $12 million in 2002, $12 million in 2001 and $11 million in 2000.

C    Defined benefit pension plan actuarial information

	2002	2001

Accumulated benefit obligation (ABO)
Balance at January 1	$279	$238
Service cost for benefits earned	3	4
Interest cost on benefit obligation	16	16
Plan amendments and special terminations	—	39
Actuarial (gains) losses	(1)	17
Benefits paid	(70)	(24)
Curtailments	—	(11)

Balance at December 31	$227	$279

Fair value of plan assets
Balance at January 1	$235	$255
Actual return on plan assets	(2)	3
Company contributions	7	1
Benefits paid	(70)	(24)

Balance at December 31	$170	$235

Funded status	$(57)	$(44)
Unrecognized net actuarial (gains) losses	9	(9)

Net liability recognized	$(48)	$(53)

Pension plans where ABO exceeds the fair value of plan assets

At December 31	2002	2001

Projected benefit obligation	$193	$238
ABO	$193	$236
Fair value of plan assets	$132	$184

Benefit asset (liability)

At December 31	2002	2001

Prepaid pension asset	$7	$5
Accrued benefit plan liability - current	(7)	(1)
Accrued benefit plan liability - non-current	(48)	(57)
Additional minimum liability (note 9)	(7)	(5)

	$(55)	$(58)

Actuarial assumptions

For the years ended December 31	2002	2001	2000

Discount rate	6.50%	6.75%	7.25%
Expected return on plan assets	8.50%	8.50%	8.50%
Compensation increases	5.00%	5.00%	5.00%

Sensitivity analysis of actuarial assumptions1

	Effect on ABO	Effect on earnings

Expected return on plan assets	$—	$1
Discount rate	$18	$3

[1]	Effect of a one-percent change

22 > COMMITMENTS AND CONTINGENCIES

A    Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management and, where appropriate, legal counsel, assess such contingent liabilities, which inherently involves an exercise of judgement.

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

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If the assessment of a contingency suggests that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the financial statements. If the assessment suggests that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent loss, together with an estimate of the range of possible loss, if determinable, are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee.

B    Environmental

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment, and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to meet such laws and regulations.

The Comprehensive Environmental Response, Compensation and Liability Act imposes heavy liabilities on persons who discharge hazardous substances. The Environmental Protection Agency publishes a National Priorities List (“NPL”) of known or threatened releases of such substances. Homestake’s former uranium millsite near Grants, New Mexico is listed on the NPL.

C    Litigation and claims

Inmet litigation

In October 1997, Homestake Canada Inc. (“HCI”), a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation (“Inmet”) to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, HCI terminated the agreement after deciding that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied.

On February 23, 1998, Inmet filed suit against HCI in the British Columbia Supreme Court, disputing the termination of the agreement and alleging that HCI had breached the agreement. On January 15, 2002, the Supreme Court of British Columbia released its decision in the matter and found in favor of Inmet and against HCI. Specifically, the Court held that Inmet should be awarded equitable damages in the amount of C$88.2 (US$59) million, which was accrued at December 31, 2001. The Court did not award Inmet pre-judgement interest. Inmet requested the Court to re-open the trial to let Inmet make submissions on its claim for pre-judgement interest from the date of the breach by HCI. The request to re-open was denied by the Court on May 17, 2002.

On February 7, 2002, HCI filed a Notice of Appeal of the decision with the British Columbia Court of Appeal. Inmet filed a Cross-Appeal of the decision regarding pre-judgement interest. A letter of credit of about C$95 million was posted on August 20, 2002 by HCI with the British Columbia Court of Appeal, pending a decision on the appeal.

Bre-X Minerals

On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, former that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000, filed a further amended complaint, the Fourth Amended Complaint.

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On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001, denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court’s decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs’ claims is not presently determinable.

Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. (“Blanchard”), and Herbert Davies (“Davies”). The complaint, which is pending in the US District Court for the Eastern District of Louisiana, also names J.P. Morgan Chase & Company (“J.P. Morgan”) as the defendant, along with an unspecified number of additional defendants to be named later. The complaint alleges that we and bullion banks with which we entered into spot deferred contracts have manipulated the price of gold, in violation of US antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint does not seek damages, but seeks an injunction terminating certain of our trading agreements with J.P. Morgan and other bullion banks. We intend to defend the action vigorously.

Peruvian tax assessment

On December 27, 2002, one of our Peruvian subsidiaries received an income tax assessment of $41 million, excluding interest and penalties, from the Peruvian tax authority SUNAT. The tax assessment relates to a recently completed tax audit of our Pierina Mine for the 1999-2000 fiscal years. The assessment mainly relates to the revaluation of the Pierina mining concession and associated tax basis. Under the valuation proposed by SUNAT, the tax basis of Pierina assets would change from what we have previously assumed with a resulting increase in current and deferred income taxes. While we believe the tax assessment is incorrect and we will appeal the decision, the full life of mine effect on our current and deferred income tax liabilities of $141 million is recorded at December 31, 2002, as well as other payments of about $21 million due for periods through 2002.

We intend to pursue all available administrative and judicial appeals. If we are successful on appeal and our original asset valuation is confirmed as the appropriate tax basis of assets, we would benefit from a $141 million reduction in tax liabilities recorded at December 31, 2002. The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

Under Peruvian law, we are not required to make payment pending the outcome of the appeal process, which routinely takes several years.

We have not provided for $51 million of potential interest and penalties assessed in the audit. Even if the tax assessment is upheld, we believe that we will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties will increase over time while we contest the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT’s position on interest and penalties will be upheld, or if we exhaust our appeals.

Other

From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

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D    Commitments

We have entered into various commitments in the ordinary course of business, including commitments to perform assessment work and other obligations necessary to maintain or protect our interests in mining properties, financing and other obligations to joint ventures and partners under venture and partnership agreements, and commitments under federal and state/provincial environmental, health and safety permits.

23 > DERIVATIVE INSTRUMENTS

A    Use of derivative instruments

We use derivative financial instruments to reduce or eliminate the inherent risks of certain identifiable transactions and balances that occur in the normal course of our business. The inherent risks in these transactions and balances arise from changes in commodity prices (gold and silver), interest rates and foreign currency exchange rates. The purpose of our derivative program is to ensure that disadvantageous changes in the values of cash flows from these transactions and balances are offset by changes in the values of the derivatives. We do not hold derivatives for the purpose of speculation; our derivative program is designed to enable us to plan our operations on the basis of secure assumptions that will not be jeopardized by future movements of gold and silver prices, interest rates and currency exchange rates.

In the normal course of our business, the main types of derivatives we hold and/or issue are:

Spot deferred and variable-price sales contracts: These contracts provide for the sale of future gold production in fixed quantities with delivery dates at our discretion over a period of up to 15 years.

Interest rate swaps: These instruments are used to counteract the volatility of variable short-term interest rates by substituting fixed interest rates over longer terms on cash and short-term investments.

Foreign currency contracts: These instruments are used for the cash flows at our operating mines from forecasted expenditures denominated in Canadian and Australian dollars to insulate them from currency fluctuations.

Gold lease rate swap contracts: These contracts are used to manage gold lease rate exposure.

In the most significant of these programs - the spot deferred and variable-price sales contracts - the contracts set a price for future gold and silver sales with significant flexibility to capture gold price upside in periods of higher prices. This effect is achieved as a result of our strong balance sheet, large reserves and diversified operations.

We mainly use over-the-counter (“OTC”) derivative contracts. These privately negotiated agreements, which provide superior terms compared to exchange-traded contracts, allow us to obtain favorable credit, tenor and flexibility terms. We do not enter into derivative instruments which we would consider leveraged.

B    Accounting for derivative instruments and hedging activities

Under US GAAP rules, companies are required to include on their balance sheet the fair value of derivative instruments, which are defined under FAS 133. This definition excludes certain derivative instruments from its scope, including instruments that meet the definition of “normal sales contracts”, and whose obligations are met by physical delivery of gold or silver, as set out in paragraph 10(b). Our spot deferred and variable price sales contracts meet the terms of this paragraph, so FAS 133 does not apply to them. We apply our normal revenue recognition principles to our normal sales contracts, which results in recognition of proceeds from the contracts as revenue at the date of physical delivery.

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All other derivatives are recognized on our balance sheet at their fair value as either an asset or a liability. On the date we enter into a derivative contract, we designate the derivative as either:

> a fair value hedge of a recognized asset or liability;

> a cash flow hedge of either a forecasted transaction or the variability of cash flows associated with a recognized asset or liability;

> a foreign currency cash flow hedge of forecasted transactions; or

> an instrument that is held for non-hedging purposes.

Fair-value hedges of recognized assets or liabilities: we record in earnings any changes in the fair value of the derivatives as they occur, along with changes in the fair value of the hedged asset or liability.

Derivatives that qualify as cash flow hedges: we record changes in the fair value of the derivative in Other Comprehensive Income (OCI) until earnings are affected by the forecasted transaction.

Interest-rate swaps designated as hedges of future interest receipts arising on our cash and short-term investments: gains and losses on the derivatives are recorded in OCI until the related interest receipts are recorded in earnings, at which time the gains and losses are transferred to interest income.

Foreign-currency contracts for Canadian or Australian capital and operating expenditures at our operating mines: gains and losses on the derivatives are recorded in OCI until these costs are recorded in earnings, at which time the gains and losses are transferred to amortization or operating costs.

Non-hedge derivatives: Changes in the fair value are recorded in earnings as they occur.

All cash flows relating to derivative instruments are included under operating cash flows.

We formally document all relationships between derivative instruments and the items they are hedging, as well as the risk-management goals and strategy for entering into hedge transactions. This documentation includes linking all derivatives designated as fair-value, cash flow, or foreign-currency hedges to either specific assets and liabilities in the balance sheet, specific firm commitments or specific forecasted transactions.

For these documented relationships, we formally assess (both at the start of the hedge and on an ongoing basis) whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items, and whether those derivatives are expected to remain highly effective in the future. If it is clear that a derivative is not highly effective as a hedge, we stop hedge accounting prospectively.

Other circumstances under which we stop hedge accounting prospectively include:

> a derivative expires or is sold, terminated, or exercised;

> it is no longer probable that the forecasted transaction will occur; or

> if we decide to remove the designation as a hedge from a derivative.

If it is clear that a forecasted transaction will not occur by the originally specified time, or within a further two-month period, gains and losses accumulated in OCI are recognized at once in earnings.

In all situations in which hedge accounting stops and a derivative remains outstanding, future changes in its fair value are recognized in earnings as they occur.

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C  Gold and silver contracts outstanding as at December 31, 2002

Maturity/Scheduled for delivery in	2003	2004	2005	2006	2007	2008+	Total

Gold contracts
Spot deferred contracts
Ounces (thousands)	2,800	1,350	1,550	1,540	1,500	7,200	15,940
Average price per ounce	$340	$345	$335	$338	$340	$343	$341
Variable price gold sales and option contracts
With “caps”
Ounces (thousands)	250	300	300	250	—	900	2,000
Average price per ounce at cap expiry date	$344	$310	$317	$332	—	$369	$345
With “caps” and “floors”
Ounces (thousands)	150	—	—	—	—	—	150
Cap price per ounce	$310	—	—	—	—	—	$310
Floor price per ounce	$280	—	—	—	—	—	$280

Total gold ounces (thousands)	3,200	1,650	1,850	1,790	1,500	8,100	18,090
Average price per ounce	$339	$339	$332	$337	$340	$346	$341

Silver contracts
Spot deferred contracts
Ounces (thousands)	11,000	9,000	9,000	3,300	3,000	—	35,300
Average price per ounce	$4.95	$5.14	$5.14	$5.19	$5.19	—	$5.09
Written silver call options
Ounces (thousands)	3,750	5,000	2,000	—	—	—	10,750
Average exercise price per ounce	$5.27	$5.28	$5.00	—	—	—	$5.22

Total silver ounces (thousands)	14,750	14,000	11,000	3,300	3,000	—	46,050
Average price per ounce	$5.03	$5.19	$5.11	$5.19	$5.19	—	$5.12

We also have off-take contracts which allow (but do not commit) us to sell 1.7 million ounces of gold spread over 10 years, at then prevailing spot prices.

The largest single counterparty as of December 31, 2002 made up 13% of outstanding gold sales commitments.

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Spot deferred gold sales contracts

We have entered into spot deferred gold sales contracts, with various counterparties, that fix selling prices at interim delivery dates for future gold production, and which act as an economic hedge against possible price fluctuations in gold. The contracts have a final delivery date of up to 15 years from the start date, but we have the right to set a delivery date for any time during this period. At the time an interim delivery date is rescheduled, the contract price is adjusted based on the difference between the prevailing forward gold market price and the original contract price.

The average price of the spot deferred gold sales contracts in the table on page 88 reflects fixed prices at interim delivery dates and expected future price assumptions for periods where expected delivery dates differ from interim delivery dates. The large majority of contracts are fixed through 2006. The expected prices incorporate an average gold lease rate assumption of 1.5% and assumptions of US dollar interest rates consistent with market quotations for such rates. Variations between the gold lease rate and interest rate assumptions and the actual gold lease rates and interest rates will affect the final realized selling prices. Gold lease rate exposure is accounted for separately from our spot deferred gold sales contracts, and the economic impact flows through our earnings each quarter as part of non-hedge derivative gains (losses). This gold lease rate exposure is 6.4 million ounces spread from 2004 to 2012, mainly for contracts with expected delivery dates beyond 2006.

Variable-price gold sales contracts

Variable price gold sales contracts are contracts to deliver a specified quantity of gold on a future date determined by us. The contracts have a final delivery date of up to 15 years from the start date, but we have the right to set a delivery date at any time during this 15-year period. All of the variable-price gold sales contracts have expected delivery dates beyond 2007. The contract price equals the gold spot price on the interim delivery date subject to a specified maximum (“cap”) based on market conditions in the years shown in the table on page 88, plus a fixed premium payable to us. The contract price will be adjusted in the same manner as price adjustments to spot deferred contracts for the period from these interim delivery dates to the expected delivery date beyond 2007. Certain of these contracts also have a specified minimum (“floor”) price.

Spot deferred silver sales contracts and written silver call options

Spot deferred silver sales contracts have the same delivery terms and pricing mechanism as spot deferred gold sales contracts. A group of these contracts totaling 14.3 million ounces of silver are accounted for as normal sales contracts, as we physically deliver silver production into the contracts. For a separate group of contracts totaling 21 million ounces, we have elected hedge accounting treatment, and we designated these contracts as cash flow hedges beginning on November 8, 2002.

Changes in fair value of our written silver call options are recorded in earnings as they occur.

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D    Other derivative instruments outstanding as at December 31, 2002

Maturity	2003	2004	2005	2006	2007	2008+	Total

Interest rate contracts
Receive fixed - swaps and swaptions
Notional amount (millions)	—	$250	$75	$100	$475	—	$900
Fixed rate (%)	—	3.5%	2.7%	3.0%	5.6%	—	4.5%
Pay fixed - swaps and swaptions
Notional amount(millions)	—	—	—	—	—	$344	$344
Fixed rate (%)	—	—	—	—	—	5.6%	5.6%

Net notional position	—	$250	$75	$100	$475	$(344)	$556

Total return swaps
Notional amount (millions)	—	—	$17	—	—	—	$17

Foreign currency contracts
Canadian dollar forwards
C$ (millions)	$101	$118	$91	—	—	—	$310
Average price (US¢)	0.65	0.64	0.63	—	—	—	0.64
Canadian dollar min-max contracts
C$ (millions)	$173	—	—	—	—	—	$173
Average cap price (US¢)	0.65	—	—	—	—	—	0.65
Average floor price (US¢)	0.63	—	—	—	—	—	0.63
Australian dollar forwards
A$ (millions)	$175	$311	$283	$10	—	—	$779
Average price (US¢)	0.51	0.51	0.51	0.52	—	—	0.51
Australian dollar min-max contracts
A$ (millions)	$339	$10	$10	$10	—	—	$369
Average cap price (US¢)	0.55	0.52	0.52	0.52	—	—	0.55
Average floor price (US¢)	0.52	0.51	0.51	0.51	—	—	0.52

Fuel contracts
Barrels WTI (thousands)	240	—	—	—	—	—	240
Cap	$30	—	—	—	—	—	$30
Floor	$18	—	—	—	—	—	$18

Our interest rate and foreign currency contracts are recorded at fair value on our balance sheet, with changes in fair value recorded in earnings as they occur, with the following exceptions:

>	we have elected cash flow hedge accounting treatment for Canadian dollar foreign currency contracts with a total notional amount of C$457 million, and Australian dollar foreign currency contracts with a total notional amount of A$1,065 million;

>	we have elected receive fixed interest rate swaps with a total notional amount of $650 million to be accounted for as cash flow hedges of expected future interest receipts arising on our cash and short-term investments (note 28); and we have elected receive fixed interest rate swaps with a total notional amount of $250 million to be accounted for as a fair value hedge of fixed-rate debentures (refer to note 16A).

>	we have elected an amortizing pay fixed interest rate swap with a total notional amount of $194 million as at December 31, 2002 to be accounted for as a cash flow hedge of future interest payments relating to the project financing for Bulyanhulu (refer to note 16B).

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E    Unrealized fair value of derivative instruments (excluding normal sales contracts)

	2002	2001

At January 1	$(16)	$(42)
Derivative instruments entered into or settled	(2)	(7)
Change in fair value of derivative instruments:
Non-hedge derivative gains (losses)	(6)	33
Cash flow hedges	49	—
Fair value hedges	4	—

At December 31	$29	$(16)

The fair values of recorded derivative related assets and liabilities reflect the netting of the fair values of individual derivative instruments, and amounts due to/from counterparties that arise from derivative instruments, when the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, have been met. Amounts receivable from counterparties that have been offset against derivative liabilities totaled $16 million at December 31, 2002.

F    Change in fair value of cash flow hedge contracts

		Foreign	Interest
	Commodity	currency	rate
	contracts	contracts	contracts	Total

At January 1, 2001	$(4)	—	—	$(4)
Losses transferred to earnings	29 [1]	—	—	29

At December 31, 2001	$25	$—	$—	$25
Change in fair value	(4)	33	20	49
Gains transferred to earnings	(12)[1]	(7)[2]	(6)[3]	(25)

At December 31, 2002	$9	$26	$14	$49

[1]	Included under revenues and by-product credits

[2]	Included under operating expenses

[3]	Included under interest income

In the next twelve months, we expect to transfer gains of $27 million from OCI to earnings. For the year ended December 31, 2002, the amount of hedge ineffectiveness recorded and recognized in non-hedge derivative gains (losses) was a loss of $1 million.

G    Non-hedge derivative gains (losses)

For the years ended December 31	2002	2001

Commodity contracts	$(2)	$57
Currency contracts	8	(15)
Interest and lease rate contracts	(12)	(9)

	$(6)	$33

H    Credit and market risks

By using derivative instruments, we expose ourselves to credit and market risk. Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates. We manage the market risk associated with commodity prices, interest rate, gold lease rate, and foreign currency contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

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Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract, or in the case of total return swaps, the risk that a deterioration in credit quality of the underlying reference asset, or a credit default event, will give rise to a loss under the derivative instrument. If a counterparty fails to fulfill its performance obligations under a derivative contract, our credit risk will equal the fair value gain in a derivative. For our total return swaps, the maximum amount of credit risk is limited to the notional amount of the contract, plus or minus unrealized gains or losses. When the fair value of a derivative contract is positive, this indicates that the counterparty owes us, thus creating a repayment risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, we assume no repayment risk. We minimize our credit (or repayment) risk in derivative instruments by:

>	entering into transactions with high-quality counterparties whose credit ratings are generally “AA” or higher;

>	limiting the amount of exposure to each counterparty;

>	monitoring the financial condition of counterparties; and

>	ensuring that the reference assets in total return swaps are highly diversified so that concentrations of credit risk do not arise.

When we have more than one outstanding derivative transaction with the same counterparty and we also have a legally enforceable master netting agreement with that counterparty, the net credit exposure represents the net of the positive and negative exposures with that counterparty. When there is a net negative exposure, we regard our credit exposure to the counterparty as being zero. The net mark-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement (i.e., a legal right to a setoff of receivable and payable derivative contracts) between ourselves and that counterparty. Our policy is to use master netting agreements with all counterparties.

24 > FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the value at which positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with our risk management or investment strategy.

The accounting for an asset or liability may differ based on the type of instrument and/or its use in a risk management or investing strategy. The measurement approaches used in financial statements include the following:

>	recorded at fair value on the balance sheet with changes in fair value recorded each period in the earnings;

>	recorded at fair value on the balance sheet with changes in fair value recorded each period in a separate component of shareholders’ equity and as part of other comprehensive income;

>	recorded at cost (less other-than-temporary impairments) with changes in fair value not recorded in the financial statements but disclosed in the notes thereto; or

>	recorded at the lower of cost or market.

Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on internally developed models that primarily use market-based or independent information as inputs. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

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Fair value information

At December 31	2002		2001

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Financial assets
Cash and equivalents[1]	$1,044	$1,044	$574	$574
Accounts receivable[1]	72	72	60	60
Available-for-sale securities[2]	30	30	46	46
Derivative assets[3]	115	115	57	57

	$1,261	$1,261	$737	$737

Financial liabilities
Accounts payable[1]	$164	$164	$175	$175
Long-term debt[4]	781	858	802	853
Derivative liabilities[3]	86	86	73	73

	$1,031	$1,108	$1,050	$1,101

[1]	Fair values of cash and deposits with banks, accounts receivable and accounts payable approximate their carrying amounts due to their short-term nature and generally negligible credit losses.

[2]	Our investment in debt and equity securities are recorded at their estimated fair value. Quoted market prices, when available, are used to determine fair value. If quoted market prices are not available, then fair values are estimated by using quoted prices of instruments with similar characteristics or discounted cash flows.

[3]	The fair value for derivative instruments is determined based on liquid market pricing as evidenced by exchange traded prices, broker-dealer quotations or related input factors which assume all counterparties have the same credit rating.

[4]	The fair value of long-term debt is based on current market interest rates, adjusted for our credit quality.

25 > SEGMENT INFORMATION

We operate in the gold mining industry and our operations are managed on a district basis. The Goldstrike District includes the Betze-Post and Meikle Mines in the United States. Our “other” segment includes mainly operations which have been or are being closed.

Income statement information

							Segment income
	Gold sales			Operating costs			before income taxes

For the years ended December 31	2002	2001	2000	2002	2001	2000	2002	2001	2000

Goldstrike	$676	$767	$784	$440	$473	$401	$89	$156	$255
Pierina	303	297	272	96	45	41	46	77	55
Bulyanhulu	134	56	—	78	35	—	16	4	—
Kalgoorlie	124	117	128	84	80	76	21	20	34
Eskay Creek	121	98	101	16	16	7	57	42	36
Hemlo	97	93	92	65	61	56	22	22	26
Plutonic	105	89	82	58	49	54	36	28	18
Round Mountain	132	116	73	79	77	50	32	21	11
Other	275	356	404	155	244	265	58	38	58

	$1,967	$1,989	$1,936	$1,071	$1,080	$950	$377	$408	$493

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Asset information

	Segment assets		Amortization			Segment capital expenditures

For the years ended December 31	2002	2001	2002	2001	2000	2002	2001	2000

Goldstrike	$1,496	$1,617	$147	$138	$128	$46	$122	$176
Pierina	546	726	161	175	176	5	12	49
Bulyanhulu	644	659	40	17	—	56	153	203
Pascua-Lama	192	218	—	—	—	11	69	107
Kalgoorlie	232	247	19	17	18	14	6	15
Eskay Creek	258	313	48	40	58	8	10	6
Hemlo	60	69	10	10	10	6	6	5
Plutonic	59	51	11	12	10	20	11	12
Round Mountain	79	95	21	18	12	8	15	3
Other	234	147	62	74	81	54	70	36

	$3,800	$4,142	$519	$501	$493	$228	$474	$612

Cash and short-term investments	1,074	779
Other	387	281

Enterprise total	$5,261	$5,202

Geographic information

	Assets		Gold sales

For the years ended December 31	2002	2001	2002	2001	2000

United States	$1,834	$1,873	$905	$1,041	$1,007
Peru	733	731	303	297	272
Australia	472	470	316	288	291
Canada	533	525	299	269	283
Tanzania	678	666	134	56	—
Chile/Argentina	245	257	4	38	83
Other	766	680	6	—	—

	$5,261	$5,202	$1,967	$1,989	$1,936

Segment income before income taxes

For the years ended December 31	2002	2001	2000

Segment total	$377	$408	$493
Provision for mining assets and other unusual charges:
Pascua-Lama	—	—	(1,036)
Goldstrike	—	—	(300)
Pierina	—	—	(184)
Other	—	(59)	(107)
Exploration and business development	(104)	(103)	(149)
Merger and related costs	2	(117)	—
Corporate expenses, net	(98)	(47)	(115)
Income taxes	16	14	209

Net income (loss)	$193	$96	$(1,189)

94	B A R R I C K A N N U A L R E P O R T 2 0 0 2

26 > JOINT VENTURES

Our major interests in joint ventures are our 50% interest in the Kalgoorlie Mine in Australia; our 50% interest in the Round Mountain Mine in the United States; and our 50% interest in the Hemlo Mine in Canada.

Summary financial information for joint ventures (100%)

Income statement and cash flow information

For the years ended December 31	2002	2001	2000

Revenues	$650	$578	$494
Costs and expenses	582	522	426

Net income	$68	$56	$68

Operating activities[1]	$175	$163	$42
Investing activities[1]	$(54)	$(78)	$(68)
Financing activities[1]	$—	$—	$—

[1]	Net cash inflow (outflow)

Balance sheet information

At December 31	2002	2001

Assets
Inventories	$46	$88
Property, plant and equipment	553	658
Other assets	79	48

	$678	$794

Liabilities
Current liabilities	116	124
Long-term obligations	67	78

	$183	$202

27 > CASH AND EQUIVALENTS

Cash and equivalents include cash, term deposits and treasury bills with original maturities of less than 90 days. We anticipate holding these cash balances for an extended period of time. We have entered into receive fixed interest rate swaps with a total notional amount of $650 million that have been designated, and are effective, as cash flow hedges of expected future floating rate interest receipts. These swaps mature at various times from 2004 to 2007 (refer to note 23).

28 > SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended December 31	2002	2001	2000

Components of other net operating activities
Merger and related costs	$(2)	$117	$—
Reclamation costs	34	54	35
Non-cash charges (credits):
Foreign currency translation adjustments (note 6)	(2)	11	35
(Gains) losses on short-term investments (note 10)	4	(1)	(7)
Gains on sale of property, plant and equipment	(4)	(9)	(8)
Amortization of deferred stock compensation (note 20)	3	—	—
Cumulative effect of changes in recognition policies (note 2)	—	1	23
Changes in operating assets and liabilities:
Accounts receivable	(12)	(2)	21
Inventories and other current assets	32	67	(33)
Accounts payable and other current liabilities	50	(135)	81
Payments of merger and related costs	(50)	(13)	—
Derivative instruments	(22)	16	13
Payments of reclamation and closure costs	(70)	(35)	(39)
Other items	(38)	(47)	38

Other net operating activities	$(77)	$24	$159

Cash payments included in operating activities:
Interest, net of amounts capitalized	$57	$24	$22
Income taxes	$46	$37	$39

B A R R I C K A N N U A L R E P O R T 2 0 0 2	95